                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                            OMB APPROVAL
                                                     ---------------------------
                                                     OMB NUMBER:       3235-0360
                                                     EXPIRES:      JULY 31, 1994
                                                     ESTIMATED AVERAGE BURDEN
                                                     HOURS PER RESPONSE  ...0.05

                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies
                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                              Date examination completed:

   811-09689                                                        1/17/2006
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2. State identification Number:
     -----------   -----------   -----------   -----------   -----------   -----------
     AL            AK            AZ            AR            CA            CO
     -----------   -----------   -----------   -----------   -----------   -----------
     CT            DE            DC            FL            GA            HI
     -----------   -----------   -----------   -----------   -----------   -----------
     ID            IL            IN            IA            KS            KY
     -----------   -----------   -----------   -----------   -----------   -----------
     LA            ME            MD            MA            MI            MN
     -----------   -----------   -----------   -----------   -----------   -----------
     MS            MO            MT            NE            NV            NH
     -----------   -----------   -----------   -----------   -----------   -----------
     NJ            NM            NY            NC            ND            OH
     -----------   -----------   -----------   -----------   -----------   -----------
     OK            OR            PA            RI            SC            SD
     -----------   -----------   -----------   -----------   -----------   -----------
     TN            TX            UT            VT            VA            WA
     -----------   -----------   -----------   -----------   -----------   -----------
     WV            WI            WY            PUERTO RICO
     -----------   -----------   -----------   -------------------------------------
     Other (specify):
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3. Exact name of investment company as specified in registration statement:

   Wells Fargo Master Trust
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4. Address of principal executive office (number, street, city, state, zip code):

   525 Market St. San Francisco, CA 94105
------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)

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Appendix A

Wells Fargo Master Trust -
Index Portfolio
Small Company Growth Portfolio
Small Company Value Portfolio
Large Company Growth Portfolio
Equity Income Portfolio
Small Cap Index Portfolio
Disciplined Growth Portfolio
International Equity Portfolio
Large Cap Appreciation Portfolio
Equity Value Portfolio
International Value Portfolio
International Growth Portfolio
International Index Portfolio
C&B Large Cap Value Portfolio

             Independent Registered Public Accounting Firm's Report

To the Board of Trustees
Wells Fargo Master Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Portfolios of Wells Fargo Master Trust (the "Portfolios") as listed in Appendix A, complied with the requirements of subsections (b) and
(c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of September 30, 2005. Management is responsible for the Portfolios' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolios' compliance based on our examination.

Our examination was made in accordance with standards of The Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2005, and with respect to agreement of security purchases and sales, for the period July 31, 2005, the date of our last examination, through September 30, 2005.


(1) Inspection of documentation of all securities located in the vault, if any, of Wells Fargo Bank, Minnesota, N.A., the Custodian;

(2) Inspection of documentation of securities held in book entry form by Participant Trust Company, Bankers Trust Company, Bank of New York, Morgan Stanley Trust Company, Depository Trust Company, and the Federal Reserve Bank (the "Depositories");

(3) Inspection of documentation of other securities held in safekeeping by the Custodian but not included in (1) or (2) above and examination of selected security position reconciliations;

(4) Inspection and tests of the security position reconciliations of Wells Fargo Bank, Minnesota, N.A. to the Depositories;

(5) Confirmation of all repurchase agreements and agreement of underlying collateral with brokers;

(6) Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

(7) Reconciliation of all such securities to the books and records of the Portfolios and the Custodian;

(8) Tests of selected security transactions since the date of our last report;
    and

(9) Confirmation of all future agreements, swap contracts, option contracts and short sales with brokers, as applicable.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolios' compliance with the specified requirements.

In our opinion, management's assertion that the Portfolios complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2005, with respect to securities reflected in the investment accounts of the Portfolios, are fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Trustees of the Portfolios as listed in Appendix A and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Philadelphia, Pennsylvania
January 17, 2006

January 17, 2006

KPMG LLP
1601 Market Street
Philadelphia, PA 19103

RE: Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Ladies and Gentlemen:

We, as members of management of Wells Fargo Master Trust, as listed in Appendix A, (the "Portfolios"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolios' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2005, and for the period from July 31, 2005 through September 30, 2005.

Based on this evaluation, we assert that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2005, and for the period from July 31, 2005 through September 30, 2005, with respect to securities reflected in the investment accounts.


Sincerely,

/s/ Karla M. Rabusch
-------------------------------------
Karla M. Rabusch, President
Wells Fargo Master Trust


/s/ Stacie D. DeAngelo
-------------------------------------
Stacie D. DeAngelo, Treasurer
Wells Fargo Master Trust